FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐  No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐  No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press Release entitled “BBVA Banco Frances reports consolidated first quarter earnings for fiscal year 2003” dated June 3, 2003

CONTACT:

María Elena Siburu de López Oliva Investor Relations Manager Phone: (5411) 4341 5035 E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide Investor Relations Phone: (5411) 4341 5036 E-mail: marbelbide@bancofrances.com.ar

June 3, 2003

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FIRST QUARTER EARNINGS FOR FISCAL YEAR 2003

Executive summary

•	Net income for the first quarter of fiscal year 2003 accounted for a $154 million loss mainly due to a drop in Net financial income.

•	Although a significant part of the drop in Net financial income is explained by the appreciation of the peso, it should be noted that this variable is also positively impacting Banco Francés’ balance sheet. The repayment capacity of debtors indebted in foreign currency improves and provisions for these foreign currency loans accounted for at a higher exchange rate result in excess provisioning.

•	The $91 million provision for loan losses is more than offset by a $39 million provision reversal accounted for in Other income/expenses. Such reversal is mainly explained by the excess resulting from the appreciation of the peso in provisions for guarantees granted by the Bank and by the reclassification of certain provisions related to corporate senior guarantees restructured into loans during the quarter.

•	Cost control continued to be a main concern for the Bank. During March 2003 quarter, personnel was reduced in 239 people, totaling 3,930 employees. As of the same date, the Bank operated through a network of 241 consumer branches, 28 branches specialized in middle market segment and 2 personal banking branches, plus 38 Credilogros offices.

•	BBVA Banco Francés is one of the largest Argentine private banks as measured by deposits, as of March 2003, with an 8.4% and a 13.6% market share in total deposits—including CEDROS—and in new time deposits in pesos, respectively.

•	Lastly, it is important to mention that the Central Bank and the Federal Executive are aware that the financial system in general -and consequently Banco Francés in particular-are waiting for the Federal Government to solve the negative effects produced by the cancellation of the convertibility system and the asymmetric pesification. This reasonable expectation is based on the bills sent by the Federal Executive to the Argentine Parliament. These bills acknowledge that financial entities must be compensated for the various indexes applied to loans, mortgages, chattel mortgage and personal loans converted into pesos at $1/US$ (CER vs. CVS), as well as for the negative impact caused by complying with court orders demanding the return of foreign currency loans at the free rate of exchange. All these occurrences go way beyond the regular administration of any company, and, consequently, compensation by the Federal Executive is both necessary and fair.

The first quarter of fiscal year 2003

The economy continues to recover after the worst recession experienced in Argentina. In March, the monthly indicator for economic activity (EMAE, Estimador Mensual de Actividad Económica) was up 6.4% over the same month last year, which represents an improvement compared to the 4.9% growth rate reported in February. Moreover, the March figure represents the highest reading since June 1998.

Industry is the driving force behind the current economic rebound motorized by import substitution and better conditions for exports. During the first quarter, industrial production rose 7.6 on seasonally adjusted terms and 25.1% over the same months last year. A resumption of halted public works projects and minor housing projects are currently the key drivers behind the rebound in building activities.

Consumer prices rose 0.8% on average, which was up significantly from the 0.31% average increase observed in the 4th quarter last year. Even though, the annual inflation rate dropped to 32.8% from 40% in the previous quarter. The peso recovered lost ground with five consecutive monthly strengthening, reaching 3.02 pesos to the US$ at the end of March. This strengthening was held by the important excess of supply of dollars provided by a record trade balance and a reduced demand because of it lower expected returns as a reserve of value.

On the financial front, term deposits continued to show a strong increase of 5.9 billion during the first quarter of the year due to the decision of some banks to give back reprogrammed deposits to their holders. This decision fueled an increase in deposit interest rates which rose from 16 % to 20% between February an March, but the funds remained inside of the financial system. At the same time Central Bank succeed in reducing interest rates of its short-term bills (Lebac) from 10 % in January to 7 % in March for a 30 day bill. Monetary Policy was restricted to the accomplishment of IMF monetary targets, then, monetary base grew only 5 % during the first quarter.

Menem’s last withdrawal from the race leaves Kirchner the presidency after having passed through the first round of the election with 22 % of the votes. One very important factor for the incoming government is the degree to which it will manage to unite the PJ party. The three Peronist candidates (Menem, Kirchner and Rodriguez Saá) sum approximately 60% of the vote and have a majority in Congress and the support of the provinces. However, with the Peronist party fractured, this would not be enough to assure governability. If the majority of the Peronists fail to unite behind the winner, getting laws passed and governing the country will be more difficult.

Despite the stock market didn’t show a negative reaction there remain a number of economic challenges ahead. First of all, a new IMF deal is up for negotiation in August, and will most likely be contingent on plans on restructure the country’s battered financial system as well as implement politically unpopular utilities tariff hikes. Even more pressing is whether the government is prepared to meet with the creditors in order to reschedule the country defaulted debt.

The Business:

Following the shrinkage of business activities prompted by 2002 crisis, Banco Francés redefined its business strategy as well as the products and services offered to its clients. Since July 2002 deposits begun to flow back into the system however, lending is still lagging behind. The Bank focused its strategy in transactional business, with banking services including the management of means of payment (with emphasis on electronic means), the provision of bank accounts for transactional purposes and operation of credit and debit cards. Short term financing, such as overdrafts on demand accounts, credit card financing, notes discounted and investment-banking products backed such action. Since the second semester of 2002, Banco Francés concentrated its efforts in recovering customer base, through new time deposits and sight accounts.

Management believes that macroeconomic conditions in the near future will continue in the positive trend; therefore, the Bank is permanently analyzing and assessing businesses and sectors to be prepared for new credit demand.

It should be noted that, given the crisis, the Bank redefined its operating structure towards the new business profile, including branch closures, personnel reduction and strict cost control measures.

Presentation of Financial Information

It is important to note that:

•	following the devaluation of the peso and increased inflation, on August 23, 2002, under communication “A” 3702, the Central Bank of Argentina mandated inflation adjustment in all financial statements with the restatement to reflect the overall effect of inflation on the purchasing power of the peso using coefficients based on the general wholesale price index (WPI) published by the National Institute of Statistics and Surveys.

•	Most recently, on April 8, 2003, the Central Bank, through communication “A” 3921, eliminated inflation adjustment beginning March 1, 2003. Accordingly and for the sake of comparison, information for previous quarters has been restated in constant pesos as of February 28, 2003.

•	all foreign currency transactions accounted for at a free exchange rate as of March 31 have been translated into pesos at the exchange rate of Ps. 2.9625 = US$ 1.00 quoted by Banco Nación Argentina on that date.

•	information in this press release is non-audited information that consolidates only banking activities on a line by line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; the holdings and results are included in Investments in other companies and Income from equity investments, respectively. Similarly and for the sake of comparison, following the sale of BBVA Banco (Uruguay), in May 2002, figures as of March 2002 are presented in this press release including the Bank’s interest in BBVA Banco (Uruguay) by the equity method.

FIRST QUARTER EARNINGS

Condensed Income Statement(1)

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands except income per share, income per ADS and percentages
Net Financial Income	8,272	187,240	449,282	-95.58%	-98.16%
Provision for loan losses	(91,470)	45,615	(251,340)	-300.53%	-63.61%
Net income from services	51,900	58,263	109,580	-10.92%	-52.64%
Administrative expenses	(133,939)	(225,346)	(212,706)	-40.56%	-37.03%
Operating income	(165,237)	65,771	94,816	351.23%	-274.27%
Income (loss) from equity investments	7,460	14,236	103,514	-47.60%	-92.79%
Income (Loss) from Minority interest	1,474	6,355	16,010	-76.80%	-90.79%
Other income/expenses	1,238	(338,449)	(105,324)	-100.37%	-101.18%
Inflation adjustment	1,253	(15,069)	(146,282)	-108.32%	-100.86%
Income tax	(120)	317	(4,792)	-137.81%	-97.50%
Net income for the period	(153,932)	(266,838)	(42,058)	42.31%	266.00%
Net income per share(2)	-0.42	-1.27	-0.20	42.31%	108.42%
Net income per ADS(3)	-1.25	-3.82	-0.60	42.31%	108.42%

(1)	Exchange rate: 2.96 Ps. = 1 US$
(2)	Assumes 368,128,432 ordinary shares outstanding for the quarters ended 03/31/03 and 12/31/02 and 209,631,892 for the quarter ended 03/31/02.
(3)	Each ADS represents three ordinary shares.

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.637019 for December and March 2002 figures, respectively.

Net income for the first quarter of fiscal year 2003 accounted for $154 million loss as compared to $267 million loss registered in the previous quarter. As previously mentioned, Operating income of the present quarter was negatively affected by a decrease in Net financial income—in turn impacted by an 11.9% appreciation of the peso—and by higher Provision for loan losses. The increase in Provision for loan losses is offset by a decrease in provisions related to corporate senior debt and guarantees. Administrative expenses showed a 40.6% reduction while Net income from services decreased 10.9%, both in constant values.

The gain accounted for in Income/loss from Equity Investments is mainly explained by the results of Consolidar Group and of BBVA Banco (Uruguay), in March 2003 quarter.

Other income/expenses totaled $1.2 million as of March 31, 2003. On April 3, 2003, the Central Bank of Argentina, through communication “A” 3916, resolved that the gap between the $1.4 at which foreign currency deposits were converted into pesos plus the CER adjustment - Decree 214/02 -, and the free exchange rate at which injunctions had to be paid, should be accounted for as an asset to be amortized in 60 months, beginning in April 2003. Accordingly, during the present quarter the Bank registered provisions related to the payment of legal injuctions (50% of the loss, i.e.: $396 million as of December 2002) as general provisions. Furthermore, Other income/expenses was also affected by the reversal of provisions related to corporate senior debt and guarantees.

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands except percentages
Return on Average Assets(1)	-4.04%	-6.91%	-0.79%	-41.48%	409.30%
Return on Average Shareholders’ Equity(1)	-31.59%	-59.25%	-7.40%	-46.69%	326.81%
Net fee Income as a % of Operating Income	86.25%	23.73%	19.61%	263.45%	339.89%
Net fee Income as a % of Administrative Expenses	38.75%	25.85%	51.52%	49.87%	-24.78%
Adm. Expenses as a % of Operating Income(2)	222.59%	91.79%	38.06%	142.50%	484.84%

(1)	Annualized
(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income:

The average spread of the Bank for the March 2003 quarter was 2%, this is $66 million. However and as previously mentioned, the positive foreign currency position originated a loss due to the appreciation of the peso from $3.36/US$ as of December 31, 2002 to $2.96/US$ as of March 31, 2003. Net financial income, including the loss for exchange differences, totaled $8 million as of March 31, 2003.

It is important to highlight that measures taken by the Government during 2002 and 2003 introduced structural term and rate mismatches in the Bank’s assets and liabilities. Net financial income became strongly dependent on the relative behavior of the CPI vs. interest rate and on the evolution of the exchange rate, due to the its impact on the net currency position. Financial entities have been claiming the Government to solve such structural mismatch in the system. Most recently, such claim was partly solved. In that sense, effective as of April 30 2003, the Central Bank (through communication “A” 3941) has established the matching, in term and rate, of bonds/loans granted to the Government with loans received from the Central Bank; the rate set for loans from the Central Bank should change from a fixed rate to CER adjustment plus 3.5% p.a. interest rate. The new regulation reduces the positive CER position of the Bank in approx. $1.8 billion.

Total loan portfolio:

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands except percentages
Net total loans	8,300,369	8,504,255	13,188,591	-2.40%	-37.06%
Advances	298,122	369,036	1,362,085	-19.22%	-78.11%
Notes discounted and purchased	11,411	10,587	169,081	7.78%	-93.25%
Consumer Mortgages	462,316	507,442	1,142,250	-8.89%	-59.53%
Personal loans	141,359	191,442	522,314	-26.16%	-72.94%
Credit cards	130,578	142,259	287,017	-8.21%	-54.51%
Secured with chattel mortgages	7,656	10,297	61,575	-25.65%	-87.57%
Loans to financial sector	109,933	163,932	523,136	-32.94%	-78.99%
Loans to public sector	5,103,551	4,975,554	8,032,276	2.57%	-36.46%
Other	2,686,830	3,070,198	2,675,583	-12.49%	0.42%
Less: Allowance for loan losses	(651,387)	(936,492)	(1,586,725)	-30.44%	-58.95%

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.637019 for December and March 2002 figures, respectively.

The decrease in total loan portfolio as compared to the previous quarter is mainly related to an extraordinary $315 million charge-off on commercial loans, the effect of the appreciation of the peso—from $3.36/US$ as of December 2002 to $2.96/US$ as of March 2003—on the foreign currency portfolio and loan cancellation. As for Public Sector, total loans including CER adjustment and interest increased from $6.5 billion as of December 2002 to $6.6 billion as of March 2003, mainly due to CER adjustment and interest accrued. Total exposure to Public Sector amounted to approx. $9.3 billion as of March 31, 2003, showing a decrease as compared to December 2002 due to the impact of peso appreciation over certain foreign currency Government bonds—Bono Patriótico. It is important to note that Public sector exposure will decrease due to the second exchange plan offered to rescheduled deposit holders, ended on May 23, 2003.

Government and Private Securities

The following chart shows total exposure of the Bank in government and private securities as of March 31, 2003, including repurchase agreement transactions. The decrease in total bond portfolio as compared to the previous quarter is mainly related to a decrease in Compensatory Bond due to the appreciation of the peso.

It should be noted that the Compensatory Bond accounts only for 85% of total compensation, while the remaining 15% is registered in Other Banking Liabilities. The Investment account includes the Bono Patriótico for a total amount of US$ 202 million, restated in pesos at the $2.96/US$ exchange rate. The remaining holdings were converted into pesos at $1.4/US$ and are being adjusted by CER.

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands except percentages
Holdings	2,120,509	2,336,607	2,482,691	-9.25%	-14.59%
Trading	112,242	106,396	1,417,604	5.49%	-92.08%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	133,324	95,688	14,342	39.33%	829.61%
Investment Accounts( RML)	—	—	—	—	—
Compensatory bond	1,525,954	1,764,391	—	-13.51%	—
Other fixed income securities	348,989	370,132	1,050,745	-5.71%	-66.79%

Repurchase Agreements	564,710	682,172	57,720	-17.22%	878.37%
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	564,710	682,172	57,720	-17.22%	878.37%
Trading (Reverse repo)	—	—	—	—	—

Net Position	2,685,219	3,018,779	2,540,411	-11.05%	5.70%
Trading	112,242	106,396	1,417,604	5.49%	-92.08%
Investment Accounts	698,034	777,860	72,062	-10.26%	868.66%
Investment Accounts (RML)	—	—	—	—	—
Compensatory bond	1,525,954	1,764,391	—	-13.51%	—
Other fixed income securities	348,989	370,132	1,050,745	-5.71%	-66.79%

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.637019 for December and March 2002 figures, respectively.

N.B: The present chart includes 85% of the Compensatory bond—BODEN 2012. The remaining 15% is accounted for in Other banking receivables until its accrediting

Net Position as of March 2003 includes $ 317 million of Private Bonds

Income from Securities and short term investments

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands except percentages
Income from securities and short-term investments	54,205	(27,343)	84,323	298.24%	-35.72%
Trading account	2,403	1,942	(2,751)	-23.73%	-187.35%
Investment account	10,467	14,011	1,211	-25.30%	764.33%
Compensatory bond	5,979	7,329	—	-18.42%	—
Other fixed income securities	35,356	(50,626)	85,863	169.84%	-58.82%

CER adjustment	3,993	(107,372)	5,985	103.72%	-33.28%
CER adjustment—Trading account	—	—	—	—	—
CER adjustment—Investment account	1,191	1,386	—	14.08%	—
CER adjustment—Other fixed securities	2,802	(108,758)	5,985	102.58%	-53.18%

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.637019 for December and March 2002 figures, respectively.

Income from securities and short term investments reached $54.2 million as of March 31, 2003, as compared to a $27.3 million loss registered in the previous quarter. It should be bear in mind that the figure posted during the December 2002 quarter included the negative effect derived from the reversal of interests and CER adjustment on government bonds related to the first exchange swap of rescheduled deposits.

The decrease in Income from securities and short term investments as compared to March 2002 quarter is mainly explained by the restatement of figures in constant pesos as of February 28, 2003.

Funding Sources:

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands except percentages
Total deposits	7,544,207	7,110,764	13,231,299	6.10%	-42.98%
Current accounts	1,214,015	1,408,971	2,984,711	-13.84%	-59.33%
Saving accounts	564,314	547,011	2,230,250	3.16%	-74.70%
Time deposits	3,719,925	2,986,643	1,456,281	24.55%	155.44%
Rescheduled deposits	1,938,556	1,978,624	6,321,149	-2.03%	-69.33%
Other	107,397	189,515	238,908	-43.33%	-55.05%

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.637019 for December and March 2002 figures, respectively.

Total deposits increased 6.1% and decreased 43%—in constant currency—as compared to December and March 2002 quarter, respectively. The 24.6% and 3.2% increase in time deposits and saving accounts, respectively, as compared to the previous quarter, more than offset the decrease in current accounts. The decrease of rescheduled deposits as compared to the same quarter of previous fiscal year, is mainly related to the payment of legal injunctions, to the reimbursement of rescheduled deposits according to Government regulations and to the exercise of the swap options launched by the Government.

The following chart shows the evolution of deposits in nominal terms in Argentina. Total deposits showed a 7.9% increase as compared to December 2002 quarter, mainly led by a 34% increase in time deposits ($833 million).

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	Nominal figures in $ thousands except percentages
Total deposits	6,904,301	6,397,752	7,246,337	7.92%	-4.72%
Current accounts	978,631	1,236,863	1,494,233	-20.88%	-34.51%
Saving accounts	563,047	538,916	1,363,497	4.48%	-58.71%
Time deposits	3,277,864	2,444,373	4,041,720	34.10%	-18.90%
Rescheduled deposits—Cedros	1,347,098	1,441,131	—	-6.52%	—
Other	156,288	164,055	346,887	-4.73%	-54.95%
CER over Cedros	581,373	572,415	—	1.56%	—

As of March 2003, the Federal Government, by decrees No. 739/03, established the liberalization of rescheduled deposits originally made in foreign currency. Under such regulations depositors might opt to maintain their rescheduled deposit or to receive (i) from the banks, their original deposit converted into pesos at Ps.1.4/US exchange rate adjusted by CER and with accrued interest, and (ii) from the National Government, a government bond (Boden 2013) for the difference between such amount and the original deposit converted into pesos at the free exchange rate.

The scheme for such refunding of rescheduled deposit was as follows:

•	immediate refunding of rescheduled deposits under Ps.42,000

•	a 90 days term deposit for those rescheduled deposits under Ps.100,000 and over Ps.42,000; and

•	a 120 days term deposit for those rescheduled deposits over Ps.100,000

As a result of such option some $540 million rescheduled deposits were liberalized in the Bank. Out of $288 million under 42,000, approx. 90% remained as new deposits.

Banco Francés is one of the first private sector banks, measured by deposits, with a 8.4% and a 13.6% market share in total deposits including CEDROS and in new time deposits in pesos, respectively, as of March 31, 2003.

Other Funding Sources:

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	31/03/03	31/12/02	31/03/02	31/12/02	31/03/02
	in $ thousands
Lines from other banks	1,437,436	1,748,661	2,934,429	-17.80%	-51.01%
Loans from the Central Bank	1,822,270	1,813,519	412,025	0.48%	342.27%
Loans from the Central Bank for Boden 2012 acquisition	224,189	237,042	—	-5.42%	—
Negotiable Obligations	422,156	482,778	982,211	-12.56%	-57.02%
Subordinated Debt	136,814	146,075	888,127	-6.34%	-84.60%

Total other funding sources	3,818,676	4,191,033	5,216,792	-8.88%	-26.80%

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.637019 for December and March 2002 figures, respectively.

Changes shown in the chart above are affected by the exchange rate difference of dollar denominated liabilities. It is important to mention that Loans from the Central Bank is related to the financial support received from the Central Bank, during the 2002 liquidity crisis. In addition, the Bank received loans from the Central Bank mainly related to the acquisition of the necessary government bonds (BODEN 2012) to be delivered to depositors that participated of Swap II.

Foreign currency funding sources, expressed in dollars, are shown in the chart bellow. The 4.9% decrease in Other funding sources as compared to the previous quarter is explained by a 6.4% decrease in Lines from other banks.

The 31.7% decrease as compared to the same quarter of previous fiscal year is mainly explained by US$130 million decrease in subordinated debt and US$80 million decrease in Lines from other banks, following the capitalization of debt in the capital increase of December 2002. Furthermore, the decrease in Negotiable obligations is mainly explained by a US$50 million senior debt paid back by the Bank, which came due in May 2002. As of March 2003 the only outstanding senior debt of Banco Francés in the international market is a US$150 million FRN issued by Banco Francés in October 2000 and subscribed by a syndicate of 11 international banks that matured on October 31, 2002 and was refinanced for a one-year term, with a 5% payment and an additional 5% down payment on April 2003. In addition the Bank has as a remaining US$ 20 million of subordinated debt.

Other dollar funding sources	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands
Lines from other banks	482,915	515,894	591,148	-6.39%	-18.31%
Negotiable Obligations	142,500	142,500	200,000	—	-28.75%
Subordinated Debt	20,000	20,000	154,424	—	-87.05%
Total other funding sources	645,415	678,394	945,572	-4.86%	-31.74%

Asset Quality:

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands except percentages
Nonaccrual loans (1)	865,851	1,157,542	687,484	-25.20%	25.94%
Allowance for loan losses	651,387	936,492	1,586,725	-30.44%	-58.95%
Nonaccrual loans/net total loans	9.67%	12.26%	4.65%	-21.11%	107.88%
Allowance for loan losses/nonaccrual loans	75.23%	80.90%	230.80%	-7.01%	-67.40%
Allowance for loan losses/net total loans	7.28%	9.92%	10.74%	-26.64%	-32.24%

(1)	Nonaccrual loans include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.637019 for December and March 2002 figures, respectively.

Allowance for loan losses include $15.78 million provisions related to the exchange rate difference of certain foreign trade loans still not converted into pesos

The Non-performing ratio provided in this press release is information included in the Bank’s MIS for internal purposes; there are still pending regulations from the Central Bank in order to calculate the definite Non Performing ratio.

Given the decision of the Bank to make a $315 million extraordinary charge-off of commercial loans, total non-performing loans decreased 25.2%. The non-performing ratio improved from 12.26% as of December 2002 to 9.67% as of March 2003, while deteriorating from the 4.65% level a year ago. The coverage ratio—Allowance for loan losses / Total non-performing loans—moved to 75.2% as of March 2003 from 80.9% and 230.8% as of December and March 2002. In that sense, it is important to highlight that charge-offs registered during the present quarter were related to 100% provisioned loans, whereby coverage ratio reduced.

It is important to highlight that due to the severe 2002 crisis, certain risk assets such as corporate senior debt purchased and guarantees granted by the Bank fall into the non-performing category. Accordingly, on considering Total Financing, the non-performing ratio reaches 13.69% as of March 31, 2003, with a coverage ratio of 66.27%—on excluding provisions related to the exchange rate difference of certain foreign trade loans still not converted into pesos.

The following chart shows the evolution of Allowance for loan losses, which do not include allowances related to Other banking receivables:

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	12/31/02	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands except percentages
Balance at the beginning of the quarter	1,035,759	1,285,140	766,749	-19.40%	35.08%

Inflation adjustment related to provisions	(7,553)	18,442	(286,073)	-140.96%	-97.36%
Increase in constant currency	91,470	(45,614)	536,957	300.53%	-82.97%
Exchange difference—Foreign trade loans	(4,788)	(35,115)	—	-86.36%	—
Provision increase/decrease—Exchange rate difference	(58,281)	(38,031)	—	53.25%	—
Decrease in constant currency	(321,836)	(149,062)	(48,356)	115.91%	565.56%
Balance at the end of the quarter	734,771	1,035,759	969,277	-29.06%	-24.19%

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.637019 for December and March 2002 figures, respectively.

The increase in constant currency is mainly related to loan loss provision registered during the quarter. As previously explained provisions for loan losses accounted for during the present quarter have as a counterpart the reversal of $39 million provisions registered, as of December 2002, in Other income/expenses. Such reversal during the present quarter, is related to the appreciation of the peso and the reclassification of certain provisions on corporate senior debt and guarantees, following the restructuring of the corporate portfolio.

As for inflation adjustment, it should be noted that during the period January-February such index was 0.7408%. Changes in provisions for exchange rate difference of foreign trade loans reflect the reversion of provisions accounted for, in the past, due to the conversion into pesos of certain foreign trade portfolio. The decrease in constant currency is mainly explained by charge offs of provisioned loans.

Income from services net of other operating expenses

Net income from Services decreased 10.9% and 52.6%, in constant pesos, as compared to the December and March 2002 quarters, respectively.

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands except percentages
Net income from services	51,900	58,263	109,580	-10.92%	-52.64%

Service charge income	60,930	67,708	125,376	-10.01%	-51.40%
Service charges on deposits accounts	24,125	24,810	54,443	-2.76%	-55.69%
Credit and operations	12,194	12,477	27,164	-2.27%	-55.11%
Insurance	2,460	1,998	3,675	23.12%	-33.04%
Capital markets and securities activities	2,628	4,771	6,984	-44.93%	-62.38%
Fees related to Foreign trade	4,671	5,048	2,462	-7.48%	89.73%
Other fees	14,852	18,603	30,648	-20.17%	-51.54%

Services Charge expense	(9,030)	(9,445)	(15,795)	-4.39%	-42.83%

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.637019 for December and March 2002 figures, respectively.

However, as Net income from services is mainly explained by Banco Francés Argentina, we hereby include such fees, in nominal values.

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	Nominal figures in $ thousands except percentages
Net income from services	49,138	53,454	55,109	-8.07%	-10.84%

Service charge income	58,153	62,899	63,600	-7.55%	-8.57%
Service charges on deposits accounts	24,096	24,812	29,428	-2.88%	-18.12%
Credit and operations	12,162	12,474	14,631	-2.50%	-16.88%
Insurance	2,457	2,000	1,994	22.82%	23.21%
Capital markets and securities activities	1,450	2,597	1,208	-44.16%	20.04%
Fees related to Foreign trade	4,657	5,050	1,367	-7.79%	240.60%
Other fees	13,330	15,965	14,971	-16.50%	-10.96%

Services Charge expense	(9,015)	(9,445)	(8,491)	-4.55%	6.17%

The 8% decrease as compared to December 31, 2002 is mainly related to: a) a decrease in Other fees due to lower fees from notes discounted and fees related to purchase/sale of CEDROS on customers’ accounts and anticipated loan cancellation; and b) a decrease in Capital Markets fees related to certain trustee services charged for the January to October 2002 period and accounted for during the December 2002 quarter.

The 11% decrease with respect to the same quarter of the previous fiscal year stems mainly from lower fees for service charges on deposit accounts.

It is important to note that fees related to foreign currency sales and purchases are not accounted for in Net income from services but in Net financial income. As of March 2003 such fees amounted to approx. $15 million, same figure as of December 2002. It is important to mention that the Bank currently provides such service through all of the branch and ATM network as well as Internet.

Administrative expenses

Administrative expenses decreased 40.6% and decreased 37%, in constant pesos, with respect to the December and the March 2002 quarter.

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands except percentages
Adminitrative expenses	(133,939)	(225,346)	(212,706)	-40.56%	-37.03%

Personnel expenses	(55,164)	(60,606)	(111,329)	-8.98%	-50.45%
Electricity and Communications	(5,012)	(5,223)	(9,477)	-4.04%	-47.11%
Advertising and Promotion	(3,837)	(4,940)	(4,860)	-22.33%	-21.05%
Honoraries	(5,700)	(9,880)	(5,078)	-42.31%	12.25%
Taxes	(4,848)	(5,793)	(7,514)	-16.32%	-35.48%
Organization and development expenses	(17,890)	(86,655)	(20,769)	-79.35%	-13.86%
Amortizations	(13,451)	(23,812)	(12,119)	-43.51%	10.99%
Other	(28,037)	(28,437)	(41,561)	-1.41%	-32.54%

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408 and 1.637019 for December and March 2002 figures, respectively.

As it is the case with fees, administrative expenses are mainly explained by Banco Francés Argentina. The following chart shows such expenses in nominal values.

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	Nominal figures in $ thousands except percentages
Adminitrative expenses	(125,157)	(210,645)	(105,861)	-40.58%	18.23%

Personnel expenses	(52,421)	(56,672)	(57,798)	-7.50%	-9.30%
Electricity and Communications	(4,687)	(4,958)	(4,599)	-5.47%	1.91%
Advertising and Promotion	(3,647)	(4,811)	(2,510)	-24.21%	45.28%
Honoraries	(3,465)	(8,621)	(1,617)	-59.81%	114.32%
Taxes	(4,499)	(5,446)	(3,696)	-17.39%	21.73%
Organization and development expenses	(17,217)	(77,525)	(9,865)	-77.79%	74.53%
Amortizations	(13,183)	(25,175)	(5,880)	-47.64%	124.20%
Other	(26,039)	(27,436)	(19,896)	-5.09%	30.87%

The 40.6% decrease versus the previous quarter is mainly due to: a) a strong fall in Organization and development expenses, which in December 2002 included costs related to the accumulated inflation adjustment on certain amortization expenses for the January-December period, b) lower honoraries, stemming from lower legal actions in connection to the “corralito”, and c) a decrease in personnel expenses, which in the previous quarter included bonuses and severance payments. The 18.2% increase as compared to the same quarter of previous fiscal year is mainly due to: a) higher Amortizations and Organization and development expenses, which during the present quarter include the inflation adjustment on amortized assets, and b) an increase in Other expenses, stemming from higher software expenses and higher insurance charges. As previously mentioned, the Bank continues to be focused on cost control. In that sense, following its restructuring process, during the first quarter of fiscal year 2003, staff was reduced in 239 people. As of March 31, 2003, the Bank had 3,930 employees—including consolidated companies in Argentina—and a network of 241 consumer branches, 28 branches specialized in middle market segment and 2 personal banking branches, plus 39 Credilogros offices.

Other Income/expenses:

Other income/expenses for the first quarter of fiscal year 2003 accounted for a $1.2 million gain, as compared to a $338 million loss registered in the previous quarter. It should be bear in mind that previous quarters included charges for uncollectibility of other receivables and other allowances, which in turn include provisions for granted non-used financing—most of it related to large corporations—registered in memo accounts. Following the classification of large corporations into non-performing, the Bank had to provision for non-used financing accounted for in memo accounts. During the first quarter of 2003 the Bank reversed $39 million mainly related to excess provisioning resulting from the appreciation of the peso and to the reclassification of certain provisions related to corporate senior debt and guarantees, previously accounted for in Other income/expenses, following the restructuring of such portfolio.

Income from equity investments

Income from equity investments sets forth net income from related companies not required to be consolidated and, as previously explained, net income from the Bank’s interest in BBVA Banco (Uruguay). As previously mentioned the

Consolidar Group is included in this account. As of March 31, 2003 the Consolidar Group registered a $5.7 million gain as compared to a $10.8 million gain registered in the previous quarter.

Capitalization:

On December 26 ended the Bank reinforced its capital base with a subscription 158,496,540 million shares at a $ 3.59 price per share. Accordingly the capital stock of BBVA Banco Francés increased from 209,631,892 shares to 368,128,432 shares. This rights offering took place in Argentina. As a result of the capitalization Banco Bilbao Vizcaya Argentaria S.A.—main shareholder of BBVA Banco Francés—increased its equity interest in the Bank from 68.2% to 79.53%.

Additional information

	Quarter ended			% Change Qtr ended 03/31/03 vs. Qtr ended
	03/31/03	12/31/02	03/31/02	12/31/02	03/31/02
	in $ thousands except percentages
—Exchange rate	2.9625	3.3630	3.0000	-11.91%	-1.25%
—Quarterly CER adjustment (CPI)	2.05%	2.46%	4.81%	-16.59%	-57.39%
—WP I (Base dec.-01: 100.22)(*)	220.31	218.69	134.58	-0.74%	63.70%

(*)	March 2003 index includes only January and February adjustement, as defined by new regulations

Recent devellopments:

On May 29 the Central Bank informed through a press release that the Board of Directors approved a new capitalization regime for financial entities. The new capital adequacy reguirements sets:

•	a minimum capital equal to 8% of risk assets, in accordance to Basile standards;

•	a minimum 8% capital requirement over Public sector assets (bonds and loans);

•	suspension of increasing capital requirements on loans according to the interest rate level;

•	additional requirements for the inflation vs.interest rate mismatch;

•	definition of market risk and interest rate risk including the dollar and the CVS and CER index;

•	suspension of the application of the corrective factor—related to CAMEL analyses—until June 2004; and

•	adjustment of risk weightings in accordance to March 2003 changes on guarantees and Public sector assets

Furthermore, the Central Bank will inform in the future the initiating date for its application as well as the schedule for the compliance of the new regime.

Conference call: A conference call to discuss this first quarter earnings will be held on Thursday, June 5, at 2:00 p.m. New York time—3:00 p.m. Buenos Aires time. If you are interested in participating please dial (719) 457 2667 at least 5 minutes prior to our conference. Confirmation code: 708416. To receive the tape on this conference call, please call to (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408, 0.992745 and 1.637019 for December, September and March 2002 figures, respectively.

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

	03/31/03	12/31/02	09/30/02	03/31/02
ASSETS :
Cash and due from banks	1,259,116	999,434	885,442	531,331
Government Securities	1,824,005	2,021,689	2,251,540	2,062,673
—Investment account	1,659,278	1,860,084	1,663,828	14,342
—Trading account	11,558	2,497	4,541	1,275,390
—Reverse repurchase agreements w/Central Bank	—	—	—	—
—Unlisted	141,903	148,033	573,802	751,999
—Private Securities	11,266	11,074	9,370	20,942
Loans	8,300,369	8,504,255	8,811,824	13,188,591
—Advances and Promissory notes	298,122	369,036	463,101	1,362,085
—Notes discounted and purchased	11,411	10,587	20,602	169,081
—Secured with mortgages	462,316	507,442	542,372	1,142,250
—Secured with chattel mortgages	7,656	10,297	18,006	61,575
—Personal loans	141,359	191,442	231,367	522,314
—Credit cards	130,578	142,259	137,784	287,017
—Loans to financial sector	109,933	163,932	107,749	523,136
—Loans to public sector	5,103,551	4,975,554	5,328,745	8,032,276
—Other	1,047,348	1,355,530	1,473,607	2,078,479
Less: Unaccrued interest	(154)	(150)	(429)	(10,826)
Plus: Accrued interest and exchange differences receivable	1,639,636	1,714,818	1,718,604	607,930
Less: Allowance for loan losses	(651,387)	(936,492)	(1,229,685)	(1,586,725)
Other banking receivables	1,496,022	1,709,539	2,193,372	4,608,835
—Compensatory Bond	253,431	330,763	739,173	3,053,663
—Other banking receivables	1,325,975	1,478,044	1,509,653	1,567,631
—Less: provisions	(83,384)	(99,268)	(55,455)	(12,458)
Investments in other companies	244,387	234,709	227,093	520,300
Intangible assets	945,105	136,197	224,462	243,916
Other assets	1,184,110	1,593,197	1,097,660	1,034,437

Total assets	15,253,114	15,199,019	15,691,393	22,190,084

	03/31/03	12/31/02	09/30/02	03/31/02
LIABILITIES:
Deposits	7,544,207	7,110,764	6,772,919	13,231,299
—Demand deposits	1,214,015	1,408,971	1,343,503	2,984,711
—Saving accounts	564,314	547,011	482,738	2,230,250
—Time deposits	3,719,925	2,986,643	2,415,245	1,456,281
—Rescheduled deposits	1,938,556	1,978,624	2,354,430	6,321,149
—Other deposits	107,397	189,515	177,003	238,908
Other banking Liabilities	4,675,073	5,171,866	6,427,515	5,273,177
Subordinated debt	76,814	85,631	580,970	789,906
Other liabilities	1,059,897	780,779	303,372	359,046
Minority interest	24,932	23,852	30,071	45,614

Total liabilities	13,380,923	13,172,893	14,114,847	19,699,042

Total stockholders’ equity	1,872,191	2,026,126	1,576,546	2,491,042

Total liabilities and stockholders’ equity	15,253,114	15,199,019	15,691,393	22,190,084

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408, 0.992745 and 1.637019 for December, September and March 2002 figures, respectively.

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT

	03/31/03	12/31/02	09/30/02	03/31/02

Financial income	1,185,743	832,209	724,442	2,102,448
—Interest on Cash and Due from Banks	2,259	2,372	1,616	2,496
—Interest on Loans Granted to the Financial Sec.	83	800	119	995
—Interest on Overdraft	9,106	21,358	46,528	49,281
—Interest on Collateralized Loans	13,140	14,367	16,051	41,886
—Interest on Credit Card Loans	10,598	11,600	13,253	21,620
—Interest on Other Loans	36,325	47,608	109,576	181,396
—Income from securities and short term investments	54,205	(27,343)	35,431	84,323
Investment account	49,715	1,955	2,302	6,365
Atuel Trustee	(4,607)	(24,917)	653	1,935
Trading account	9,097	(4,382)	32,476	76,023
—Interest on Government guaranteed loans Decreet1387/01	497,151	31,285	166,979	101,202
—From Other Banking receivables	2,246	2,277	7,248	7,851
—CER	148,672	140,866	583,799	402,458
—Other	411,958	587,019	(256,159)	1,208,939
Financial expenses	(1,177,471)	(644,970)	(851,704)	(1,653,167)
—Interest on Current Account Deposits	(3,961)	(10,797)	(88,699)	(20,676)
—Interest on Saving Account Deposits	(891)	(368)	(971)	(3,534)
—Interest on Time Deposits	(152,577)	(166,500)	(206,552)	(67,732)
—Interest on Other Banking Liabilities	(27,141)	(35,137)	(32,301)	(58,250)
—Contributions to the deposit guarantee fund	—	—	—	—
—Mandatory contribut. & taxes on interest income	(7,149)	(4,946)	(7,033)	(17,999)
—CER	(49,217)	137,237	(205,978)	(322,029)
—Other	(936,535)	(564,459)	(310,171)	(1,162,946)
Net financial income	8,272	187,240	(127,263)	449,282
Provision for loan losses	(91,470)	45,615	(200,870)	(251,340)
Income from services, net of other operating expenses	51,900	58,263	53,938	109,580
Inflation adjustment	4,174	(17,878)	42,361	(136,784)
Administrative expenses	(133,939)	(225,346)	(131,827)	(212,706)
—Personnel expenses	(55,164)	(60,606)	(62,428)	(111,329)
—Directors and Syndics’ Fees	(104)	(161)	(273)	(98)
—Other Fees	(5,596)	(9,719)	(6,639)	(4,980)
—Advertising and Publicity	(3,837)	(4,940)	(5,241)	(4,860)
—Taxes other than income tax	(4,850)	(5,793)	(4,739)	(7,514)
—Other Operating Expenses	(56,321)	(135,194)	(44,602)	(68,017)
—Other	(8,067)	(8,932)	(7,904)	(15,909)
Inflation adjustment	(2,788)	1,010	(7,828)	(32,456)
Income (loss) from equity investments	7,460	14,236	2,933	103,514
Net Other income	1,238	(338,449)	(242,219)	(105,324)
Inflation adjustment	(133)	1,800	(11,486)	22,958
Income (loss) from minority interest	1,474	6,355	4,769	16,010

Income before tax	(153,812)	(267,156)	(617,490)	(37,267)

Income tax	(120)	317	(218)	(4,792)

Net income	(153,932)	(266,838)	(617,708)	(42,058)

Figures of previous quarters were restated in constant pesos as of February 28, 2003, using a WPI of 1.007408, 0.992745 and 1.637019 for December, September and March 2002 figures, respectively.

Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	03/31/03	12/31/02	09/30/02	03/31/02
ASSETS
Cash and due from banks	1,283,906	1,050,084	901,855	569,933
Government Securities	2,100,666	2,239,859	2,496,880	2,341,382
Loans	9,054,238	9,281,979	9,532,634	13,813,436
Other banking receivables	1,500,992	1,711,761	2,194,450	4,617,921
Investments in other companies	46,304	40,798	41,384	313,710
Other assets	2,311,191	1,916,825	1,493,435	1,504,673

TOTAL ASSETS	16,297,297	16,241,307	16,660,638	23,161,056

	03/31/03	12/31/02	09/30/02	03/31/02
LIABILITIES
Deposits	7,360,030	6,919,727	6,606,908	13,023,003
Other banking liabilities	4,678,875	5,173,635	6,428,263	5,282,398
Other liabilities	2,236,003	1,979,267	1,906,184	2,205,942
Minority interest	170,075	164,512	162,929	195,002

TOTAL LIABILITIES	14,444,983	14,237,141	15,104,284	20,706,346

TOTAL STOCKHOLDERS’ EQUITY	1,872,191	2,026,126	1,576,546	2,491,042

STOCKHOLDERS’ EQUITY + LIABILITIES	16,317,174	16,263,267	16,680,829	23,197,388

	03/31/03	12/31/02	09/30/02	03/31/02
NET INCOME
Net Financial Income	2,911	226,760	(149,925)	186,887
Provision for loan losses	(91,470)	45,615	(200,870)	(251,340)
Net Income from Services	94,770	96,291	95,684	175,053
Inflation adjustment	2,620	(106,506)	703,094	(507,695)
Administrative expenses	(163,986)	(259,925)	(163,184)	(265,030)
Inflation adjustment	(2,326)	82,018	(85,060)	(21,104)
Net Other Income	9,005	(380,041)	160,934	360,614
Inflation adjustment	(18)	15,099	(977,438)	312,130
Income (loss) from minority interest	(2,928)	14,329	1,625	(9,031)

Income before tax	(151,422)	(266,361)	(615,138)	(19,517)

Income tax	(2,510)	(477)	(2,570)	(22,542)

Net income	(153,932)	(266,838)	(617,708)	(42,058)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

Date: June 3, 2003	By:	/s/ MARÍA ELENA SIBURU DE LÓPEZ OLIVA
	Name:	María Elena Siburu de López Oliva
	Title:	Investor Relations Manager